Exhibit 99.1

Kadimastem Ltd.

Financial Statements as of December 31, 2023

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Statements of Financial Position	3

Statements of Profit or Loss and Other Comprehensive Income	4

Statements of Changes in Equity	5-7

Statements of Cash Flows	8-9

Notes to the Financial Statements	10-66

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Kost Forer Gabbay & Kasierer 144A Derech Menachem Begin Tel Aviv 6492102	Tel.: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kadimastem Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Kadimastem Ltd. (the “Company”) as of December 31, 2023 and 2022, and the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has a deficiency in equity, an accumulated deficit and a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

We have served as the Company’s auditor since 2008.

Tel-Aviv, Israel

November 7, 2024

KADIMASTEM LTD.

STATEMENTS OF FINANCIAL POSITION

		December 31,
		2023	2022
	Note	USD in thousands
CURRENT ASSETS
Cash and cash equivalents	4	1,146	1,816
Accounts receivable	5	451	292

Total current assets		1,597	2,108

NON-CURRENT ASSETS
Pledged cash	17g	170	163
Right of use assets	6	312	863
Property and equipment	7	228	415

Total non-current assets		710	1,441

Total assets		2,307	3,549

CURRENT LIABILITIES
Loan from bank	9b	301	292
Loans from interested parties	9c	852	893
Trade payables	10	532	1,049
Accounts payable	11	226	362
Current maturities of lease liabilities		361	397

Total current liabilities		2,272	2,993

NON-CURRENT LIABILITIES
Employee benefit liabilities, net	14	5	19
Convertible loan	15	230	-
Conversion component of convertible loan and warrants	15	1,002	-
Lease liabilities		-	444

Total non-current liabilities		1,237	463

Total liabilities		3,509	3,456

EQUITY	18
Share capital		1,238	1,081
Share premium		62,286	58,368
Warrants		1,273	2,746
Reserve from share-based payment transactions	19	518	1,364
Reserve from transactions with controlling shareholders		3,830	3,518
Foreign currency translation reserve		(1,002)	(904)
Accumulated deficit		(69,345)	(66,080)

		(1,202)	93

		2,307	3,549

The accompanying Notes are an integral part of the financial statements.

November 7, 2024
Date of approval of the financial statements	Ronen Twito Executive Chairman and President	Uri Ben Or CFO

KADIMASTEM LTD.

STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
		2023	2022	2021
	Note	USD in thousands (except per share data)
Research and development expenses, net	20a	1,608	4,490	5,301
Marketing expenses	20b	81	264	149
General and administrative expenses	20c	1,303	1,800	2,074

Operating loss		2,992	6,554	7,524

Financing expenses, net	20d	317	261	749

Loss before taxes on income		3,309	6,815	8,273
Tax benefit	16	(54)	(50)	(137)

Total loss		3,255	6,765	8,136
Other comprehensive income (loss) net of tax effect:

Amounts that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) in respect of defined benefit plans	14	(10)	100	(26)
Adjustments arising from translating financial statements from functional currency to presentation currency		(98)	(450)	54
		(108)	(350)	28
Total other comprehensive income (loss)		(108)	(350)	28
Total comprehensive loss		3,363	7,115	8,108
Basic and diluted loss per share (in USD)	21	0.07	0.18 *)	0.28 *)

*)	Adjusted retroactively due to the rights issue. See Note 18I.

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Share premium	Warrants	Reserve from share- based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands

Balance as of January 1, 2023		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

Loss		-	-	-	-	-	-	(3,255)	(3,255)
Total other comprehensive (loss)		-	-	-	-	-	(98)	(10)	(108)

Total comprehensive loss		-	-	-	-	-	(98)	(3,265)	(3,363)
Issue of shares, net	18j	157	1,450	-	-	-		-	1,607
Expiration of departed employees options		-	995	-	(995)	-		-	-
Expiration of warrants		-	1,473	(1,473)	-	-		-	-
Shareholder transactions, net	9c, 22c	-	-	-	-	312		-	312
Cost of share-based payment		-	-	-	149	-		-	149

Balance as of December 31, 2023		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands

Balance as of January 1, 2022		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945

Loss		-	-	-	-	-		(6,765)	(6,765)
Total other comprehensive income (loss)		-	-	-	-	-	(450)	100	(350)

Total comprehensive loss		-	-	-	-		(450)	(6,665)	(7,115)

Issue of share capital and warrants, net	18j	82	1,705	(69)	-	-		-	1,718
Expiration of departed employees options		-	144	-	(144)	-		-	-
Shareholder transactions, net		-	-	-	-	310		-	310
Cost of share-based payment		-	-	-	235	-		-	235

Balance as of December 31, 2022		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Premium on shares	Warrants	Reserve due to share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated loss	Total equity
		USD in thousands

Balance as of January 1, 2021		545	43,723	790	1,441	2,740	(508)	(51,253)	(2,522)

Loss		-	-	-	-	-	-	(8,136)	(8,136)
Total other comprehensive income (loss)		-	-	-	-	-	54	(26)	28

Total comprehensive loss		-	-	-	-	-	54	(8,162)	(8,108)
Issue of share capital and warrants, net	18e, 18f	376	8,366	3,095	-	-		-	11,837
Exercise of warrants	8f	78	3,969	(868)	-	-		-	3,179
Expiration of departed employees options		-	259	-	(259)	-		-	-
Shareholder transactions, net		-	-	-	-	468		-	468
Expiration of shareholder options		-	202	(202)	-	-		-	-
Cost of share-based payment		-	-	-	91	-		-	91

Balance as of December 31, 2021		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Cash flows from operating activities

Loss	(3,255)	(6,765)	(8,136)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	620	578	572
Gain from sale of property and equipment	(34)	-	(48)
Financing expenses, net	317	260	749
Tax benefit	(54)	(50)	(137)
Theoretical wages to an interested party	130	143	149
Cost of share-based payment	149	242	91
Change in employee benefit liabilities, net	(13)	1	5

	1,115	1,174	1,381
Changes in assets and liabilities:

Decrease (increase) in accounts receivable	(165)	(102)	209
Increase (decrease) in trade payables	(478)	151	(199)
Increase (decrease) in deferred grants	-	(118)	123
Increase (decrease) in accounts payable	(123)	(226)	84

	(766)	(295)	217

Cash paid during the year for:

Interest paid	(90)	(68)	(143)

Net cash used in operating activities	(2,996)	(5,954)	(6,681)

Cash flows from investing activities

Proceeds from sale of property and equipment	109	-	48
Purchase of property and equipment	(6)	(191)	(166)
Change in pledged cash	(12)	(5)	-

Net cash provided by (used in) investing activities	91	(196)	(118)

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022	2021
	USD in thousand

Cash flows from financing activities

Repayment of lease liability	(402)	(521)	(429)
Issue of share capital and warrants (net of issue expenses)	1,607	485	10,249
Exercise of warrants	-	1,146	3,123
Repayment of shareholders loans	-	-	(1,084)
Receipt of a convertible loan from shareholders	1,242	-	-
Receipt of loans from shareholders	-	-	464

Net cash provided by financing activities	2,447	1,110	12,323

Exchange rate differences on balances of cash and cash equivalents	(212)	(634)	277

Increase (decrease) in cash and cash equivalents	(670)	(5,674)	5,801

Cash and cash equivalents at the beginning of the year	1,816	7,490	1,689

Cash and cash equivalents at the end of the year	1,146	1,816	7,490

Material non-cash transactions

Conversion of shareholders loans into equity	-	-	1,472 *)
Right-of-use asset recognized with corresponding lease liability	-	842	209

*)	See Note 9

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1: – General

A.	General description of the company:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

B.	As of December 31, 2023, the Company’s deficiency in equity, accumulated deficit, and working capital deficiency totaled United States Dollars (“USD”) $1,202 thousand, USD $69,345 thousand, and USD $675 thousand, respectively. Also, in the year that ended December 31, 2023, the Company incurred a loss in the amount of USD $3,255 thousand and a negative cash flow from current operations in the amount of USD $2,996 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company works to raise funds by making private placements to investors in Israel and/or abroad, and/or raising funds on the TASE, and/or issuing rights to its current shareholders. At present, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification, should the Company not continue to operate as a going concern.

C.	Subsequent to the reporting date, the Company entered into a definitive merger agreement (hereinafter, the “merger agreement”) with Swiss-based NLS Pharmaceutics Ltd., whose shares are traded on the Nasdaq Capital Market (NASDAQ: NLSP), for a merger of the Company through a share exchange. For further details, see Note 23(J).

D.	The effects of the Swords of Iron War:

The “Swords of Iron” War (hereinafter, the “War”) broke out in the State of Israel in October 2023. The continued War has led to a slowdown in business activity in the Israeli economy due to, among other things, factories in the south and north of the country being closed, infrastructure damage, the recruitment of reserve personnel for an unknown period of time, as well as the disruption of economic activity in Israel. The War’s continuation may have far-reaching consequences for many industries and different geographical areas of the country.

The potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and access to local resources may affect entities that mostly operate with or in Israel.

Since this event is characterized by high uncertainty, and as of the date hereof, the duration and intensity of its impact on the economy in the medium and long term is unascertainable, the Company does not have the ability to assess the full impact of the above on the scope of its business and its operating results.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2: – accounting policies

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.	Basis of presentation of the financial statements

The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

B.	Functional currency, presentation currency, and foreign currency

The functional currency of the Company is the New Israel Shekel (“NIS”) and it represents the primary economic environment in which the Company operates. The presentation currency of the financial statements is USD.

The financial statements are presented in USD since the Company believes that financial statements in USD provide more relevant information to the investors and users of the financial statements, who are located primarily in the US.

Assets and liabilities are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss). Issues of capital transactions in equity are translated using historical rates of exchange.

C.	Government grants

Government grants are recognized when there is a reasonable assurance that the grants would be received and that the Company would meet all the conditions for receiving the grant.

Government grants from the Israel Innovation Authority (“IIA”) are recognized as a liability at the time of their receipt if there is a reasonable assurance that the research activity would result in sales that would entitle the State to royalties.

The Company does not anticipate revenues in the foreseeable future, and therefore, it does not recognize a liability component, and the grant is recorded under profit and loss as an offset from the Company’s research and development expenses.

For each reporting date, the Company makes an assessment of the expected grant to be received in the subsequent period, for the reporting period, and accordingly, records a provision in the books for income receivable.

D.	Taxes on income

Current or deferred taxes are recognized in profit or loss, except if they refer to the items that are recognized in other comprehensive income or in equity.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2: – accounting policies (cont.)

D.	Taxes on income (cont.)

Deferred taxes

Deferred taxes are calculated in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are calculated according to the tax rate that is expected to apply when the asset is realized or the liability is settled, based on the tax laws that have been enacted or substantively enacted by the reporting date.

The Company recognizes deferred tax assets up to the amount of the liability for deferred taxes due to the uncertainty as to utilization of losses in the foreseeable future.

E.	Leases

The Company treats a contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for a consideration.

1.	The Company as the lessee

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components, such as management and maintenance services, etc., included in a single contract.

At the commencement date, a lease liability includes all lease payments (these payments do not include variable lease payments) that have not yet been paid, discounted at the interest rate implicit in the lease when it can be determined readily, or according to the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest method.

The right-of-use asset at the commencement date is recognized in the amount equal to the lease liability, plus lease payments paid on or before the commencement date and any transaction costs incurred. The right-of-use asset is measured applying the cost model and depreciated over its useful life or the term of the lease, whichever is shorter.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2: – accounting policies (cont.)

E.	Leases (cont.)

Below are data regarding the number of years of depreciation of the relevant right-of-use assets by class of underlying asset:

Years

Offices	3
Vehicles	3
Equipment	3

Where there are indications of impairment, the Company assesses the impairment of the right-of-use asset in accordance with the provisions of IAS 36.

2.	Index-linked lease payments

At the commencement date, the Company uses the applicable index rate on the commencement date for the purpose of calculating the future lease payments.

In transactions in which the Company is a lessee, changes in the total future lease payments as a result of a change in the index are discounted (with no change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows that results from a change in the index (that is, at the time in which the adjustment to the lease payments comes into effect).

3.	Lease extension and termination options

A non-cancellable lease term includes both the periods that are covered by an option to extend the lease, when it is reasonably certain that the option will be exercised; and the periods that are covered by an option to terminate the lease, when it is reasonably certain that the termination option will not be exercised.

In the event that there is a change in the likelihood of exercising an extension option or the expected non-exercise of the lease termination option, the Company remeasures the outstanding lease liability in accordance with the updated lease period, according to the updated discount rate on the day of the change in the likelihood, and the total change is credited to the balance of the right-of-use asset until it is zeroed and then, to profit or loss.

The Company uses the services of an independent appraiser to determine the discount rate for each new lease transaction. In each reporting period, the Company’s management examines the likelihood of exercising an extension option and updates the aforementioned leases’ amortization schedules accordingly.

According to the Company’s assessment, the extension option will not be exercised.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2: – accounting policies (cont.)

F.	Property and equipment

Property and equipment are presented at cost, including direct purchase costs, and less accumulated depreciation and accumulated impairment losses, and do not include current maintenance expenses.

Depreciation is calculated at equal annual rates based on the straight-line method throughout the asset’s useful life, as follows:

	%	Mainly %

Laboratory equipment and clean room	8
Office furniture and equipment	8-15	15
Computers and peripheral equipment	33
Leasehold improvements		See below

Leasehold improvements are depreciated using the straight-line method over the lease period, or according to the estimated life of the improvement, whichever is shorter.

The useful life, the depreciation method, and the residual value of each asset are examined, at a minimum, per year end, and any changes are treated as a change in accounting estimate prospectively. The depreciation of assets ceases on the date on which the asset is classified as an asset held for sale or the date on which the asset is derecognized, whichever is earlier.

The Company depreciates the fixed assets according to its economic life.

G.	Issuance of a unit of securities

In an issuance of a unit of securities, the proceeds received (before the issuance expenses) are allocated to the securities issued in the unit in accordance with this order of allocation: financial derivatives and other financial instruments that are presented at fair value in each period. The fair value is then determined for financial liabilities that are measured at amortized cost, and the consideration allocated for equity instruments is determined as the residual value. The issuance costs are allocated to each component on a pro rata basis, according to the amounts determined for each component of the unit.

When issuing a unit, the Company uses the services of an independent valuator to measure the fair value of the unit components.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: – accounting policies (cont.)

H.	Change in accounting policy – first-time implementation of new financial reporting standards and amendments to applicable accounting standards

1.	Amendment to IAS 1, disclosure of accounting policies

In February 2021, the IASB published an amendment to International Accounting Standard 1: Presentation of Financial Statements (hereinafter, the “Amendment”). In accordance with the Amendment, companies are required to provide a disclosure of their material accounting policies, in lieu of the current requirement to provide a disclosure of their significant accounting policies. One of the main reasons for this Amendment stems from the fact that the term “significant” does not have a definition in the IFRS, whereas the term “material” has a definition in various standards, and in particular, in IAS 1.

The Amendment will be applied to annual periods beginning on or after January 1, 2023. Early implementation is allowed.

The above Amendment has had an effect on the Company’s accounting policy disclosures, but has had no effect on the measurement, recognition, or presentation of any items in the Company’s financial statements.

2.	Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB published an amendment to International Accounting Standard 8: Accounting Policies, Changes in Accounting Estimates and Errors (hereinafter, the “Amendment”). The purpose of the Amendment is to introduce a new definition of the term “accounting estimates.”

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty.” The Amendment clarifies what changes in accounting estimates are, and how they differ from changes in accounting policy and error corrections.

The Amendment was applied prospectively for annual periods beginning on January 1, 2023, and it applies to changes in accounting policies and accounting estimates that occur at the beginning of that period or thereafter. Early implementation is allowed.

The above Amendment did not have a material effect on the Company’s financial statements.

I.	Disclosure under new IFRS standards in the period before their implementation

Amendment to IAS 1, Presentation of financial statements

In January 2020, the IASB published an amendment to IAS 1 regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to amend the above-mentioned amendment (hereinafter, the “Subsequent Amendment”).

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2: – accounting policies (cont.)

I.	Disclosure under new IFRS standards in the period before their implementation (cont.)

The Subsequent Amendment stated that:

•	Only financial covenants that an entity must meet before or at the end of the reporting period would affect the classification of that liability as a current liability or a non-current liability.

•	For liabilities for which compliance with the financial covenant is examined within 12 consecutive months of the reporting date, a disclosure must be made in a way that would allow the users of the financial statements to assess the risks related to that liability. That is, the Subsequent Amendment states that a disclosure must be made with regard to the carrying amount of the liability, information on the financial covenants, and any facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty in complying with the financial covenants.

The Original Amendment stated that the right to convert a liability would affect the entire liability’s classification as a current or a non-current liability, except if the conversion component is equity-based.

The Original Amendment and the Subsequent Amendment apply to annual periods beginning on or after January 1, 2024. Early implementation is allowed. The amendments are applied retroactively.

As a result of the above amendment, in 2024, the Company will reclassify the convertible loan liabilities and the liability for the conversion component and options as of December 31, 2023, totaling USD $1,232 thousand, from non-current liabilities to current liabilities.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3: – SIGNIFICANT ACCOUNTING JUDGMENTS, estimates, and assumptions USED IN preparing the financial statements

In the process of implementing the accounting policies in the financial statements, the Company has made the following judgments, which have a material impact on the amounts recognized in the financial statements:

A.	Judgments

Discount rate for lease liability

The Company cannot readily determine the interest rate implicit in the lease, and therefore, for the purpose of calculating the lease liability, it uses the Company’s incremental borrowing rate. The Company retained an independent external valuator for the purpose of determining the suitable nominal interest rate for the discounting of the lease contracts, in accordance with the Company’s financial risk, the lease contract term, and other economic variables.

The weighted average incremental interest rate used to discount the future lease payments when calculating the outstanding lease liability at the time of the standard’s first-time implementation is 20%.

Calculation of the value of the conversion component and options of the convertible loan

The Company has received a convertible loan from several shareholders, and the loan agreement includes warrants that would be granted to the lenders under certain conditions. The Company cannot readily determine the attribution of the consideration it had received between the components of the agreement, and therefore, for the purpose of calculating them, it retained an independent external valuator for the purpose of determining the aforementioned value (See Note 15).

Shareholder transactions

The Company received a short-term loan from one of its shareholders at non-market terms. The Company accounts for these transactions as transactions that include a contribution to equity, while recognizing them according to fair value in accordance with IFRS 9. The contribution amount, which reflects the difference between the aforementioned fair value and the terms of the transaction, is credited to equity, net of the tax effect. In order to determine the contribution to equity, the Company must assess the market terms as of the day of the transaction, including the price of the guarantee under market terms, as if it had been provided by an unrelated third party.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition, using an acceptable option pricing model. The model is based on data as to the share price and the exercise price, in addition to assumptions regarding the expected volatility, expected life expected dividend, and the risk-free interest rate.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 3: – SIGNIFICANT ACCOUNTING JUDGMENTS, estimates, and assumptions USED IN preparing the financial statements (cont.)

B.	Estimates and assumptions

When preparing the financial statements, the management must use estimates and assumptions that affect the implementation of the accounting policy and the reported total assets, liabilities, revenues, and expenses. In formulating the accounting estimates, management relies on past experience, various facts, external factors, and reasonable assumptions, depending on the circumstances. Changes in accounting estimates are recognized in the period in which the estimate is changed.

Below are the main assumptions made in the financial statements in connection with uncertainties as of the reporting date and critical estimates calculated by the Company, for which a substantial change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following year:

Grants from the Israel Innovation Authority

Government grants from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if economic benefits that would generate sales, such that the State would be entitled to royalties, are expected as a result of the research and development activities. There is uncertainty regarding the estimated future cash flows that was used to determine the total liability.

Lease transactions that include extension and cancellation options

For the purpose of assessing whether it is reasonably certain that the Company will exercise an option to extend a lease, the Company takes into account all the relevant facts and circumstances that create an economic incentive for the Company to exercise an option to extend, such as significant amounts invested on improvements to the leased property, the importance of the underlying property and its uniqueness for the purpose of the Company’s activities, the Company’s past experience in similar lease transactions, and more.

After the commencement date of the contract, the Company re-evaluates whether it is reasonably certain that it will exercise an extension option when a significant event occurs or upon a significant change in circumstances that has the potential to influence the Company’s decisions for or against exercising the option, such as significant improvements made to the leased property that had not been foreseen at the commencement date, entering into a sublease on the underlying asset for a period that exceeds the end of the previously determined lease period, and more.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 4: – Cash and cash equivalents

	December 31
	2023	2022
	USD in thousands
Cash for immediate withdrawal	1,146	675
Cash equivalents – short-term deposits	-	1,141
	1,146	1,816

Note 5: – Accounts receivable

	December 31
	2023	2022
	USD in thousands
Government authorities	35	83
Income receivable from the Innovation Authority and the BIRD Foundation	401	139
Prepaid expenses	15	70
	451	292

Note 6: – Leases

The Company has lease agreements that include leases on buildings, equipment, and vehicles that are used for the Company’s current operations. The lease agreements on the buildings, equipment, and vehicles are for a period of about 3 years. Some of the lease agreements entered into by the Company stipulate extension and/or cancellation options.

The Company’s management estimates that it will not exercise the extension option.

1.	Details regarding lease transactions

	Year ended December 31,
	2023	2022
	USD in thousands
Interest expense on lease liabilities	90	68
Total cash outflow for leases	492	474

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6: – LEASES (CONT.)

2.	Disclosures regarding right-of-use assets

2023

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost

Balance as of January 1, 2023	1,926	137	125	2,188

Additions during the year:

Adjustments for indexation	(8)	-	-	(8)
Revaluation recognized in OCI	(58)	(4)	(3)	(65)

Balance as of December 31, 2023	1,860	133	122	2,115

Accumulated depreciation

Balance as of January 1, 2023	1,211	84	30	1,325

Additions during the year:
Adjustments for indexation	(8)	-	-	(8)
Depreciation and amortization	395	34	87	516
Revaluation recognized in OCI	(29)	(2)	1	(30)

Balance as of December 31, 2023	1,569	116	118	1,803

Depreciated cost balance as of December 31, 2023	291	17	4	312

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6: – LEASES (CONT.)

2022

	Offices	Vehicles	Equipment	Total
	USD in thousand
Cost

Balance as of January 1, 2022	1,205	168	142	1,515

Additions during the year:
New leases	842	-	-	842
Adjustments for indexation	60	-	-	60
Termination of leases	-	(12)	-	(12)
Revaluation recognized in OCI	(181)	(19)	(17)	(217)

Balance as of December 31, 2022	1,926	137	125	2,188

Accumulated depreciation

Balance as of January 1, 2022	937	74	16	1,027

Additions during the year:
Adjustments for indexation	12	-	-	12
Depreciation and amortization	389	32	16	437
Termination of leases	-	(12)	-	(12)
Revaluation recognized in OCI	(127)	(10)	(2)	(139)

Balance as of December 31, 2022	1,211	84	30	1,325

Amortized cost balance as of December 31, 2022	715	53	95	863

3.	Analysis of the lease liabilities’ repayment dates – see Note 13b.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 7: – Property and equipment

2023

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost

Balance as of January 1, 2023	1,767	84	311	138	2,300
Changes during the year:
Disposals	(737)	(5)	(11)	(1)	(754)
Purchases	6	-	-	-	6
Revaluation recognized in OCI	(65)	(2)	(9)	(4)	(80)

Balance as of December 31, 2023	971	77	291	133	1,472

Accumulated depreciation

Balance as of January 1, 2023	1,446	71	256	111	1,884
Changes during the year:
Disposals	(667)	(5)	(10)	(1)	(683)
Depreciation	89	4	10	5	108
Revaluation recognized in OCI	(53)	(2)	(7)	(3)	(65)

Balance as of December 31, 2023	815	68	249	112	1,244

Amortized cost balance as of December 31, 2023	156	9	42	21	228

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7: – PROPERTY AND EQUIPMENT (CONT.)

2022

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost

Balance as of January 1, 2022	1,854	94	300	148	2,396
Additions during the year:
Purchases	135	1	47	8	191
Revaluation recognized in OCI	(222)	(11)	(36)	(18)	-287

Balance as of December 31, 2022	1,767	84	311	138	2,300

Accumulated depreciation

Balance as of January 1, 2022	1,528	74	263	115	1,980
Additions during the year:
Depreciation	101	6	24	10	141
Revaluation recognized in OCI	(183)	(9)	(31)	(14)	-237

Balance as of December 31, 2022	1,446	71	256	111	1,884

Amortized cost balance as of December 31, 2022	321	13	55	27	416

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 8: – Fair value measurement

The balances of cash and cash equivalents, accounts receivables, restricted cash, short-term bank credit, trade payables, accounts payable, and interested-party loans in the financial statements are equal to or approximately their fair value.

The table below presents the fair value measurement hierarchy for the Company’s assets and liabilities as of December 31, 2023.

Quantitative disclosures regarding the fair value hierarchy of the liabilities as of December 31, 2023:

Fair value hierarchy
Level 3
USD in thousands
Liabilities for which a disclosure was made as to their fair value (Notes 9 and 15):

Interest-bearing loans, including a convertible loan (see Note 15)	2,385

Quantitative disclosures regarding the fair value hierarchy of the liabilities as of December 31, 2022:

Fair value hierarchy
Level 3
USD in thousands
Liabilities for which a disclosure was made as to their fair value (Note 9):

Interest-bearing loans	1,185

Note 9: – Liabilities and loans from shareholders and others

A.	Composition

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2023
Short-term bank loan	301	-	301
Lease liabilities	-	361	361
Convertible shareholder loan (Note 15)	230	-	230
A conversion component and an embedded derivative of a convertible loan (Note 15)	1,002	-	1,002
Short-term credit from shareholder	852	-	852
Total	2,084	361	2,445

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2022
Short-term bank loan	292	-	292
Lease liabilities	-	841	841
Short-term credit from shareholder	893	-	893
Total	1,185	841	2,026

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9: – LIABILITIES AND LOANS FROM SHAREHOLDERS AND OTHERS (CONT.)

B.	In respect of a loan agreement with a bank, in the amount of USD $330 thousand (NIS 1,200 thousand) (hereinafter, the “Bank Loan”), Prof. Michel Revel (hereinafter, “Prof. Revel”) has provided a guarantee without the Company paying anything in consideration (hereinafter, the “Benefit”). The Bank Loan terms are as follows:

1. The Bank Loan will bear annual interest at the rate of prime + 1.75, as determined in commercial negotiation between the Company and the bank.

2. The Company will pay monthly interest payments on the Bank Loan.

When the Bank Loan was first recognized, the Company measured the fair value of the Benefit it had received from Prof. Revel in his capacity as an interested party in the Company with the aid of an independent external valuator, and credited it to the interested party transaction capital reserve, less the tax effect. The discount rate was determined according to the CAPM model and the WACC as of the reporting date, and was determined by an independent valuator at a rate of approximately 20%, based on the following assumptions:

Rate of return	11%
Miscellaneous	1.3
Risk-free interest	3.6%

Since December 31, 2020, the repayment date has been postponed 4 times; the repayment date has most recently been postponed to December 31, 2024.

As of December 31, 2023, due to the change in interest rates in the economy, the interest rate on the Bank Loan is 7.95%.

The Bank Loan is presented at fair value as of December 31, 2023, in the amount of USD $301. Due to updates to the aforementioned loan terms, in 2023, 2022, and 2021, the Company credited a Benefit to the interested party transactions capital reserve, totaling USD $53, $47, and $22 thousand net, respectively.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 9: – Liabilities and loans from an interested party and others (cont.)

C.	Below is a breakdown of the loans from an interested party as of December 31, 2023:

Loan receipt date	Name of the lender	Repayment date according to the original loan agreement terms	Loan amount	Loan terms	The loan amount that was converted into share capital	Number of shares (p.v. NIS 0.1) issued for the conversion of the loan	Date of conversion to equity	Outstanding loan balances as of the reporting date (nominal)	Outstanding loan balances as of the reporting date (fair value)	Comments
			USD in thousands		USD in thousands			USD in thousands
29/12/2020	Prof. Michel Revel	30/06/2021	1,557	(1)	962	720,447	29/12/2021	527	477	See Note 13c
10/03/2021	Prof. Michel Revel	30/06/2021	460	(1)	-	-	-	414	375	See Note 13c
								941	852

Loan terms

(1)	The loans do not bear interest, and they will be repaid in a lump-sum installments according to the earliest of (a) the date specified in the “repayment date according to the terms of the original agreement”; or (b) the date the Company completes a public offering of shares in which Prof. Revel will participate, provided that the portion of the loan that will be repaid does not exceed Prof. Revel’s total investment in the public offering in any case. The Company has the right to an early repayment of the loan or part thereof without an early repayment penalty.

Due to the aforementioned updates to the loan terms, in the years 2023 and 2022, the Company credited a benefit to the interested party transactions capital reserve, equal to USD $129 and $114 thousand, net.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10: – Trade payables

	December 31
	2023	2022
	USD in thousands

Open accounts	133	649
Accrued expenses	399	400

	532	1,049

Note 11: – Accounts payable

	December 31
	2023	2022
	USD in thousands

Employees and payroll accruals *)	226	362

*)	including a bonus in the amount of USD $82 thousand in respect of a liability to related parties (see Note 22).

Note 12: – CONTINGENT liabilities to the Innovation Authority in respect of royalties

A.	The Company received grants from the government of Israel for participation in research and development, and in exchange, it had committed to pay royalties at a rate of 3% from sales of the research and development outcomes that were funded up to the total grants received, dollar-linked and plus interest at the LIBOR interest (see Note 2c).

B.	On March 2, 2022, the Company received the approval of the IIA to receive a support grant for a total budget of USD $3 million (NIS 10 million) (hereinafter, the “Budget”), for the purpose of a plan to continue the development of cellular therapy to treat ALS. The IIA’s participation will be at a rate of 40% of the total Budget.

As of the date of the financial statements, USD $797 were received.

The total grants received from the National Authority for Technological Innovation by December 31, 2023, for which the Company is contingently liable to pay future royalties, was USD $13,968 thousand (without interest).

As of the date of the financial statements, the Company does not recognize a liability to the IIA, as it does not anticipate having revenues in the foreseeable future.

After the reporting date, the Company received a total of USD $152 thousand in respect of the above plans.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 13: – Financial Instruments

A.	Financial assets

Below is a classification of the financial assets and financial liabilities in the financial statements for the financial instrument categories in accordance with IFRS 9:

	December 31
	2023	2022
	USD in thousands

Financial assets at amortized cost:
Accounts receivable	451	292

B.	Financial liabilities, lease, interest-bearing loans and credits

	December 31
	2023	2022
	USD in thousands
Liability for a financial lease – effective interest for the benefit of the calculation 20%

Current maturities	361	397

Non-current liabilities	-	444

	361	841

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 13: – Financial instruments (cont.)

C.	Financial liabilities, interest-bearing loans, and credits

	The effective	Repayment	December 31
	interest rate (1)	date	2023	2022
			USD in thousands

Interest-bearing loans and current borrowings from an interested party:

A bank loan, USD $330 in thousands (see Note 9b), the interest rate as of the date of the report is 7.95%	20%	31/12/23	301	292

Loans from related parties (see Note 9c)	20%	See Note 9c	851	893

Convertible loan	370%	See Note 15	230	-

Liability in respect of conversion component and options		See Note 15	1,002	-

Total financial liabilities			2,384	1,185

(1)	The imputed interest is based on an external valuation.

Liabilities for which a transaction was made with an interested party are measured according to fair value at the time of the transaction. Since it is a transaction in the capacity of a shareholder, the Company credits the difference between the fair value and the proceeds from the transaction after deducting the tax to equity in the interested party capital reserve item. The Company assessed the market conditions on the day of the transaction, for each transaction and in different periods, with the help of an independent valuator, at a rate of about 20 percent.

In each reporting period, the Company recognizes financing expenses due to the revaluation of the loan as of the reporting date.

As of the date of the report, the Company recognized financing expenses due to the revaluation of loans from an interested party and a loan from a banking corporation, at USD $153 thousand (in 2022, at USD $200 thousand).

The accrued nominal interest as of December 31, 2023, totaled USD $25 thousand. The interest was paid on January 1, 2024.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 13: – FINANCIAL INSTRUMENTS (CONT.)

D.	Management’s goals and policies regarding financial risk management

The Company’s main financial liabilities consist of loans. These financial liabilities are mainly intended to finance the Company’s operations and provide guarantees that support its operations. The Company’s main assets are comprised of receivables and cash that derive directly from its operations.

The Company is exposed to market risk, interest rate risk, foreign currency risk, and liquidity risk. The Company’s senior management oversees the management of these risks.

1.	Market risks

Market risk is the risk that the fair value or future cash flows from a financial instrument will change because of changes in market prices. Market risks include three types of risk: interest rate risk, currency risk, and other price risks, such as stock price risk and commodity price risk. Financial instruments that are affected by the market risk include, among others, loans and borrowings, and deposits.

2.	Interest risk

The interest risk is the risk that future cash flows from a financial instrument will change because of changes in market interest rates.

3.	Foreign currency risk

The Company is exposed to an exchange rate risk arising from exposure to various currencies, mainly the US dollar and the euro. The exchange rate risk arises from recognized liabilities that are denominated in a foreign currency that is not the functional currency.

4.	Foreign currency sensitivity analysis:

The table below demonstrates the sensitivity test to a reasonably possible change in dollar exchange rates, while all other variables remain unchanged. The impact on the Company’s pre-tax loss is due to the changes in the fair value of financial assets and liabilities.

	December 31
	2023	2022
	USD in thousands
Sensitivity test to changes in the dollar exchange rate

Profit (loss) from the change, before tax:

A 5% exchange rate increase	13	(9)
A 5% exchange rate decrease	(13)	9

KADIMASTEM LTD.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 13: – Financial instruments (cont.)

D.	Management objectives and policies regarding financial risk management (cont.)

5.	Liquidity risks

The Company monitors the risk to a shortage of funds using a liquidity planning tool. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2023

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	532	-	-	-	-	-	532
Lease liabilities	361	-	-	-	-	-	361
Loans from an interested party	873	-	-	-	-	-	873
Bank loans	356	-	-	-	-	-	356
Accounts payable	226	-	-	-	-	-	226
Convertible loan	-	1,409	-	-	-		1,409
	2,348	1,409	-	-	-	-	3,757

December 31, 2022

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	1,049	-	-	-	-	-	1,049
Lease liabilities	526	354	-	-	-	-	880
Loans from an interested party	900	-	-	-	-	-	900
Bank loans	351		-	-	-	-	351
Accounts payable	362	-	-	-	-	-	362
	3,188	354	-	-	-	-	3,542

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 13: – Financial instruments (cont.)

E.	Changes in liabilities arising from financing activities

	Loans from interested parties	Bank loans	Lease liabilities	Total liabilities arising from financing activities
	USD in thousands

Balance as of January 1, 2021	2,845	345	758	3,948

Effect of changes in fair value	548	56	-	604
Recognition of the financial lease			209	209
Repayment of lease liability	-	-	(429)	(429)
Loan repayment	(1,923)	-	-	(1,923)
Changes against capital reserves	(477)	(73)	-	(550)
Revaluation recognized in OCI	25	11	17	53

Balance as of December 31, 2021	1,018	339	555	1,912

Effect of changes in fair value	111	53	-	164
Repayment of lease liability	-	-	(474)	(474)
Recognition of lease liabilities	-	-	842	842
Changes against capital reserves	(119)	(61)	-	(180)
Revaluation recognized in OCI	(118)	(39)	(81)	(238)

Balance as of December 31, 2022	892	292	842	2,026

Effect of changes in fair value	114	70	-	184
Repayment of lease liability	-	-	(448)	(448)
Recognition of the liability in respect of the convertible loan	201	-	-	201
Recognition of the liability due to the conversion component and options	1,021	-	-	1,021
Changes against capital reserves	(129)	(53)	-	(182)
Revaluation recognized in OCI	(6)	(8)	(33)	(47)

Balance as of December 31, 2023	2,093	301	361	2,755

F.	Management of the Company’s capital

The Company’s goals in managing its equity are to preserve the Company’s ability to ensure business continuity, and thus generate a return for the shareholders, investors, and other stakeholders.

The group has pledged some of its short-term deposits. As of December 31, 2023, and 2022, the fair value of the pledged deposits is USD $170 and $163 thousand, respectively (see Note 17g). After the reporting date, the deposit was reduced to a total of USD $133 thousand.

Note 14: – EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits include short-term benefits, post-employment benefits, other long-term benefits, and termination benefits.

Post-employment benefits

The applicable labor laws and the Severance Pay Law in Israel require the Company to pay severance to employees upon their dismissal or retirement, or to make regular contributions into defined contribution plans according to Section 14 of the Severance Pay Law, as described below. The Company’s liability accounted for is a post-employment benefit.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: – EMPLOYEE BENEFIT ASSETS AND LIABILITIES (CONT.)

The calculation of the Company’s liability with respect to employee benefits is determined according to the effective employment agreement and the employee’s salary and employment terms, which establish the right to receive compensation.

The post-employment employee benefits are generally funded by contributions that are classified as a defined benefit plan or a defined contribution plan, as detailed below.

1.	Defined contribution plans

Section 14 to the Severance Pay Law (1963) applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2023	2022	2021
	USD in thousands
Expenses for defined contribution plans	91	142	140

2.	Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14: – EMPLOYEE BENEFIT ASSETS AND LIABILITIES (CONT.)

1)	Changes in the defined benefit liability and the fair value of the plan’s assets

2023

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2023	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2023
	USD in thousands

Defined benefit liabilities	(594)	(25)	(32)	(57)	208	5	(18)	(13)	-	(455)
Fair value of the plan’s assets	575	-	31	31	(192)	-	2	2	34	450

Net liability (asset) for a defined benefit	(19)	(25)	(1)	(26)	16	5	(16)	(11)	34	(5)

2022

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2022	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2022
	USD in thousands
Defined benefit liabilities	(832)	(48)	(19)	(67)	46	94	30	124	-	(623)
Fair value of the plan’s assets	704	-	16	16	(46)	-	(33)	(33)	46	603

Net liability (asset) for a defined benefit	(128)	(48)	(3)	(51)	-	94	(3)	91	46	(20)

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 14: – EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

2)	The main assumptions in respect of a defined benefit plan

	2023	2022
	%	%

Discount rate (A)	3.0	2.6
Expected salary increase rate	2.0	2.0

(A)	The discount rate is based on high quality index-linked corporate bonds.

Below are the reasonably possible changes as of the end of the reporting period, for each actuarial assumption, assuming that the other actuarial assumptions are constant:

The change in the defined benefit liability
USD in thousands
As of December 31, 2023:

Sensitivity test to a change in the rate of the expected salary increase

The change as a result of:

Salary increase of 1%	32
Salary decrease of 1%	(27)

Sensitivity test to a change in the discount rate of the plan’s assets and liabilities

The change as a result of:

Increase of 1% in discount rate	(27)
Decrease of 1% in discount rate	32

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: – CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS

A.	On October 16, 2023, the Company entered into an agreement with the Alpha Capital Anstalt Fund (hereinafter, the “Alpha Fund”) and Mr. Julian Rogeri (hereinafter, “Mr. Rogeri”), one of the Company’s shareholders, to invest up to USD $1.7 million in the Company through a convertible loan (hereinafter, the “Loan Principal”) that may be converted into ordinary shares and non-marketable warrants, exercisable into the Company’s ordinary shares of NIS 0.1 par value. The loan agreement was approved at the shareholders’ meeting on December 3, 2023.

Below are the terms of the loan:

1.	A total of USD $1.25 million (Alpha Fund – USD $1 million; Mr. Rogeri – USD $250 thousand) (hereinafter, the “Initial Loan Amount”) will be disbursed by the investors up to 7 days after the fulfillment of all the conditions (as defined below) (hereinafter, the “First Completion Date”).

2.	The Company will have the right to require the investors to provide the Company with an additional amount in excess of the Initial Loan Amount, of USD $450 thousand (Alpha Fund – USD $200 thousand; Mr. Rogeri – USD $250 thousand) (hereinafter, the “Second Loan Amount”) in the 12-month period starting on the First Completion Date.

The loan principal will bear interest at an annual rate of 10% (non-linked) (hereinafter, the “Interest” and with the loan principal, the “loan”). The loan repayment date will be after 15 months from the First Completion Date, and despite the above, the Company may extend the loan repayment date by an additional period of 6 months (hereinafter, the “Extension Period” and the “Repayment Date,” respectively). The Company will not be allowed to pay off the loan before the Repayment Date.

On the due date, the investors will be entitled, at their sole discretion, to repayment of the loan (principal and interest) in one of the following two methods: (a) paying off the loan in cash, or (b) paying off the loan by way of conversion into ordinary shares of the Company, p.v. NIS 0.1 each (hereinafter, “Shares”); in the event that on the due date, the Company will not have the means to repay the loan, the investors may, at their sole discretion, convert the loan, as described above, or remain indebted until a later date when the Company can repay the loan. It is clarified that the investors have the right to convert the loan into Shares at any time starting from the date of depositing the Initial Loan Amount, at their sole discretion.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: – CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (CONT.)

3.	To the extent that the investors choose to convert the loan into shares, the loan will be converted into shares at the price that is the lower of (a) a Company value of USD $7 million (NIS 28 million) (before the investment money), based on issued and paid-up capital on the conversion date, or (b) a price that reflects a 10% discount on the average price of the Company’s share in the 30 trading days preceding the date of the conversion notice, subject to additional conversion price adjustments to protect against dilution (as detailed below). It is clarified that in any case, the conversion price for each share will not be less than the minimum price per share according to the Tel Aviv Stock Exchange rules and regulations (hereinafter, the “Stock Exchange”), as applicable from time to time (hereinafter, the “conversion shares” and the “conversion price,” respectively), as the Company makes capital changes (capital split/consolidation, etc.), the conversion shares and the conversion price will be adjusted in order to safeguard the investors’ rights accordingly. To clarify, investors will not be allocated securities for this transaction in any case: (a) at a rate exceeding 74.99% of the Company’s issued and paid-up capital after full dilution; and/or (b) an amount that would require a tender to acquire all outstanding shares, as this term is defined in the Company’s law. Any part of the loan that is not converted into equity will remain as the Company’s debt to the investors.

4.	To the extent that the investors choose to convert the loan into shares, and subject to obtaining the Stock Exchange’s approval (as required), the Company will also issue non-marketable warrants to the investors that can be exercised for shares, which will reflect a rate equal to 125% of the total conversion shares that will be received as a result of the loan’s conversion (hereinafter, the “Warrants,” and with the conversion shares, the “Offered Securities”). The exercise price of the Warrants will be equal to a rate of 110% of the conversion share price, and the warrants’ exercise period will be 42 months from the date of their issuance. To the extent that the Company extends the payment date by the Extension Period, the Company will issue warrants to the investors, which will reflect an amount of 50% of the shares that resulted from and/or that the investors would be entitled to if they chose to convert the loan amount payable at the time of the notice of the Extension Period, under the same conditions as the warrants’ conditions (hereinafter, the “Additional Warrants”). Notwithstanding the above regarding the issuance of the Additional Warrants, if the Company’s securities are listed on the Nasdaq Capital Market on or before the due date, or if the Company has a pending application for listing on the Nasdaq Capital Market, the investors will not be entitled to the Additional Warrants.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: – CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (CONT.)

5.	Until the full repayment date of the loan, the investors will be entitled to an anti-dilution mechanism when the loan is converted, to the extent that it is converted, upon the occurrence of a dilutive event (as defined in the agreement), and: (a) if the price per share (or the effective price per unit, as the case may be) in the dilutive event (hereinafter, the “Effective Price”) reflects a discount of less than 10% of the last conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, and the total shares that had been issued up to that time under all the dilutive events would be lower than 20% of the Company’s issued and paid-up capital after the issuance of the shares in the last dilutive event, the protection mechanism will be based on a weighted average of the Company’s share capital before and after the dilutive event, as stipulated in the agreement; or (b) if the Effective Price of the security to be issued in the event of a dilutive event reflects a discount of more than 10% of the relevant conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, or if the total of the shares that had been issued up to that time under all the dilutive events would be 20% or more than the Company’s issued capital after the issuance of the shares in the last dilutive event – the protection mechanism will be on a “full ratchet” basis, that is, the conversion price will be adjusted to the Effective Price of the security.

6.	Investors will have the right to demand the repayment of the loan immediately in the customary cases in agreements of this type, the main of which are: (a) the submission of an application by or against the Company for insolvency, liquidation, settlement, etc., that is not dismissed or stricken out within 90 days; (b) the appointment of a receiver, liquidator, trustee, special manager, etc., without their release after a period of more than 30 days; (c) the termination or suspension of all or substantially all of the Company’s business activities at that time, for a period that exceeds 30 days; (d) a material violation of a condition, representation, or warranty made by the Company as part of the convertible loan agreement that is not rectified for up to 30 days from the date of receipt of a written notice of the said violation; (e) non-payment of the loan on the due date in accordance with the convertible loan agreement (hereinafter, “Causes for Immediate Repayment”). Insofar as a cause for immediate repayment has occurred and the Company does not make the loan repayment within 3 business days from the date of receipt of said demand, the investors will be entitled to demand the repayment of the loan through conversion according to the lower of (a) a Company valuation of USD $7 million (pre-money) on the basis of issued and paid-up capital; (b) a 20% discount on the average price of the Company’s share in the 30 trading days preceding the date of the conversion notice (hereinafter, the “Conversion of the Loan upon an Immediate Repayment Cause”).

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: – CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (CONT.)

7.	The completion of the convertible loan agreement depends on the fulfillment of the conditions precedent, the main ones of which are detailed below:

A.	Obtaining the Stock Exchange’s approval for the issuance of all the Offered Securities;

B.	Obtaining the approval of the general meeting of the Company’s shareholders;

C.	Amending the Company’s Articles of Association in such a way that the maximum number of directors that serve on the Company’s Board of Directors will be reduced to only 6 directors and receiving letters of resignation from 2 directors;

D.	The Stock Exchange’s approval.

On December 13, 2023, all the conditions precedent for the completion of the investment transaction in the form of a convertible loan with the Company’s shareholders were met.

Until December 21, 2023, the investors transferred a total of USD $1,250 thousand (NIS 4,540 thousand), gross, and the issuance expenses totaled USD $55 thousand.

In accordance with the embedded derivative measurement guidance, as set forth in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the host contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the host contract, as Noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

The issuance expenses totaled USD $55 thousand, of which, USD $45 thousand are attributed to profit and loss, and USD $9 thousand were deducted from the amount received in respect of the host contract.

As part of the valuation project that was carried out by an independent external valuator at the time of completion, the total net consideration received by the Company, USD $1,240 thousand, was first allocated to the conversion component and a financial derivative in respect of the conversion mechanism, which constitutes a financial liability that was measured initially and in subsequent reporting periods at fair value through profit or a loss, in accordance with the provisions of IFRS 9, “Financial Instruments.” The remaining amount was attributed to the debt component, which will be presented at amortized cost and at a discount rate of 370%.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15: – CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (CONT.)

In accordance with the above, the breakdown of the components of the convertible loan agreement as of the completion date are as follows:

Fair value
USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	204
Consideration attributed to the conversion component and the financial derivative	1,038
Total consideration less the issuance expenses	1,242

The fair value estimate of the financial derivative component was completed, and as of December 31, 2023, it was calculated as part of a valuation that was carried out by an independent external valuator using the Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned model are:

	December 31 2023	Completion date

Share price	59.3	60.4
Volatility – conversion component of loan	55%	55%
Volatility –warrants	73%	73%
Risk-free interest – conversion component	3.8%	3.85
Risk-free interest –warrants	3.6%	3.6%
Life expectancy (years)	1.17	1.25

Below is the movement in the conversion and financial derivative component:

Year ended on December 31, 2023
USD in thousands

Balance as of January 1	-
Initial recognition	943
Financing income in respect of the revaluation of a financial derivative and the conversion component	(35)
Revaluation recognized in OCI	94
Balance as of December 31	1,002

The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

As of the reporting date, the Company recognized financing expenses in respect of interest party loan revaluations, at USD $25 thousand.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 16: – Taxes on income

A.	The tax rates applicable to the Company

The Israeli corporate income tax was 23% in 2023, 2022, and 2021.

A Company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

B.	Deferred taxes

The Company has business losses and capital losses for tax purposes that are carried forward to the following years and amount to USD $57,177 thousand (NIS 207,383 thousand) as of December 31, 2023. Deferred tax assets were recognized in the financial statements in respect of these losses (up to the total liability for deferred taxes), at USD $836 thousand (in 2022 – USD $839 thousand).

C.	Final tax assessments

Final tax assessments were issued for the Company, up to and including the 2019 tax year.

D.	Deferred taxes

Composition:

	Statements of Financial Position		Statements of profit or loss			Movement in other comprehensive income statement
	December 31		For the year that ended on December 31			For the year that ended on December 31
	2023	2022	2023	2022	2021	2023	2022	2021
	USD in thousands

Deferred tax liabilities

Loans from an interested party	(851)	(815)	-	-	-	(54)	(50)	(137)

Deferred tax assets

Carryforward tax losses	851	815	54	50	137	-	-	-

Deferred tax revenues			54	50	137

Movement in other comprehensive income						(54)	(50)	(137)

Deferred tax assets (liabilities), net	-	-

E.	Income taxes included under profit or loss

	Year that ended on December 31
	2023	2022	2021
	USD in thousands
Deferred taxes, see also Section D above	54	50	137

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 17: – Contingent liabilities and COMMITMENTS

A.	Regarding the contingent liability to the chief scientist (see Note 12).

B.	On May 31, 2009, the Company signed a research agreement and a license agreement with a third party, according to which the third party would perform research for the Company for 3 years in accordance with a predetermined research plan, in exchange for a payment of USD $480 thousand. In addition, a third party granted the Company a license to use the technology it had developed in exchange for royalties equal to 5% of product sales and the provision of drug scanning services for a period of 15 years from the date the Company’s sales commence, as well as 20% of the proceeds from the sale of sub-licenses by the Company. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively.

In May 2013, the Company signed an amendment to the agreement. According to the amendment, the third party would perform research for the Company for another 4 years in accordance with a predetermined research plan, in exchange for a payment of USD $480 thousand. In addition, the Company would pay royalties equal to 5% of the Company’s revenues from product sales and the provision of drug scanning services, and 20% of the proceeds from the sale of sublicenses by the Company, as well as royalties at rates ranging from 2% to 7.5% for the sale of drug scanning products and additional receipts that the Company would receive from these products. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5%, 15%, and a rate ranging from 1.4% to 5.25%, respectively.

On January 19, 2016, the Company entered into an addendum to the agreement with the third party, under which the Company would receive a non-exclusive license to use stem cells for the production of a cell therapy for ALS. The license also included scientific research to be carried out in third-party research laboratories.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: – CONTINGENT LIABILITIES AND ENGAGEMENTS (CONT.)

On March 24, 2020, the Company entered into an addendum to the agreement with the third party under which all the Company’s contracts became a non-exclusive license to use stem cells to create a cell therapy. In return, the rate of all royalties was reduced to 4% (compared to 5%) of product sales for a period of 15 years from the start of sales, and the payment for sublicenses was reduced to 15% (compared to 20%), provided that it does not fall below 1.25% of the sales. Since the Company has an agreement to pay royalties to an additional third party, in this case the royalty rates would be reduced from 4% to 2% of the product sales, and the payment for the sub-licenses would be reduced to 10%. In addition, the Company would pay the aforementioned third party a payment for reaching milestones in the transplant product for the treatment of ALS according to the following rules:

A.	USD $150 thousand at the beginning of clinical phase IIb.

B.	USD $200 thousand at the beginning of clinical phase III.

C.	USD $2 million when obtaining a marketing license for a product to treat ALS in the US or Europe.

In addition, the Company paid an annual license maintenance fee of USD $50 thousand until 2019, which was reduced to USD $30 thousand per year from 2020 and until 15 years pass from the current agreement’s execution. The annual license maintenance fees will be offset from the royalty payments.

As of December 31, 2023, the Company has a royalties liability equal to USD $75 thousand.

C.	On August 31, 2009, the Company signed a license agreement with a third party, according to which the third party granted the Company a license to use the technology developed in exchange for the following payments:

-	An annual payment of USD $20 thousand, starting at the end of the fourth year from the date of signing the contract;

-	Milestone payments of up to USD $9,650 thousand;

-	Royalties at a rate of 3.5%-5% of the sales (according to the terms set forth in the agreement) for a period of 20 years from the date the Company’s sales commence in each country or the date the patent expires in each country, whichever is later, as well as 20% of the proceeds from the sale of sublicenses by the Company. In case that the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively. In addition, if the license becomes a non-exclusive license, the above payments will be reduced by 50%.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: – CONTINGENT LIABILITIES AND ENGAGEMENTS (CONT.)

As of December 31, 2023, the Company has not yet made any payments in respect of the milestones.

D.	On November 30, 2014, the Company signed a license agreement with an academic institution in the United Kingdom. As part of the agreement, the Company would be given a license for the commercial use of a Pluripotent stem cell line at a clinical level. It was agreed that the bulk of the payment to the academic institution would be made upon reaching future milestones and as royalties on future sales, as follows: 30,000 pounds sterling (USD $45,000) would be paid by the Company after receiving the Company’s confirmation that the cells are suitable for human use; a sum of 50,000 pounds sterling (USD $75,000) would be paid by the Company when the cells are used in clinical trials (that is, upon entering the phase clinical trials phase with an ALS indication). The Company stated that if the cells are not used in clinical trials, no payment would be made for them. The rate of royalties to be paid by the Company is 2% of the net revenue from the sale of a product to be developed.

As of December 31, 2023, the Company did not use the aforementioned cells.

E.	On January 26, 2015, the Company entered into a research and license agreement with Ramot at Tel Aviv University Ltd. (hereinafter, “Ramot”) and scientist Prof. Shimon Efrat, for the development and commercialization of therapeutic products to accelerate the development of a cellular drug in the field of diabetes. The aforementioned research supports the Company’s technology for the differentiation of stem cells into insulin-secreting pancreatic cells for the treatment of diabetes. Ramot would grant the Company a license to use Ramot’s knowledge, which would be created as part of the joint research, and Prof. Efrat would provide consulting services to the Company and join the Company’s advisory board. The agreement term for each product and each country where a patent is registered will be the longer of the two option as detailed: 1. 15 years from the date of the first sale of the product or the patent expiration date in the relevant country.

2. The patent expiration.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17: – CONTINGENT LIABILITIES AND ENGAGEMENTS (CONT.)

For the cooperation between the parties, the Company would pay Ramot royalties at a rate of 0.4% to 0.8% of product sales, depending on the product’s progress according to regulatory milestones and the degree of use of Ramot’s technology that would be created during the project, as stipulated in the agreement. In addition, royalties at the rate of 2.75% will be paid to the Company in return for granting a sublicense in the diabetes product, depending on reaching the milestone specified in the agreement; or royalties at a rate of 7% if the granted sublicense is for a product that incorporates Ramot’s technology. It was also agreed that the Company would grant Ramot up to 200,000 options, without consideration, which would be granted depending on reaching regulatory milestones, at rates as follows: 30% of the options would be granted after holding a meeting with a regulator, prior to submitting the Investigational New Drug (IND) application; 30% additional options would be granted after the submission of the IND application; and 40% additional options would be granted after receiving the IND approval. the granting of the aforementioned options is subject to Prof. Efrat continuing to advise the Company throughout various stages of the product’s regulatory approval. The Board of Directors authorized the granting of the aforementioned options.

In addition, Prof. Efrat was added to the Company’s scientific advisory board, and within this, the Company’s Board of Directors authorized a private placement of 20,000 non-marketable options to Prof. Efrat, exercisable for $5,340 USD $0.003 USD p.v. (20,000 NIS 0.01 p.v). ordinary shares of the Company. The options will vest over a period of 4 years and can be exercised until January 22, 2025, at an exercise price per share of USD $1.8.

As of December 31, 2023, the Company has no royalties liability in respect of the agreement.

F.	On May 4, 2023, the Company and iTolerance, Inc. (hereinafter, “iTolerance”) signed a cooperation agreement for the implementation of the project (hereinafter, the “Cooperation Agreement”), and on May 8, 2023, the Company, iTolerance, and the BIRD foundation signed a funding project and cooperation agreement (hereinafter, the “BIRD agreement,” and with the Cooperation Agreement, the “Agreements”). The Agreements were signed in connection with obtaining the approval of the BIRD foundation, a binational Israeli and US R&D fund, whose purpose is to encourage and support industrial collaborations between Israeli and US companies (hereinafter, the “BIRD Foundation”) for the receipt of a grant totaling USD $1 million (hereinafter, the “Grant”), which would be divided between the parties in equal parts, to support the joint development of an innovative treatment in the field of diabetes by the Company and the US Company, iTolerance, with a total budget of USD $2 million for a period of 30 months (hereinafter, the “Project” or the “Grant period”).

The total grants received in 2023 from the BIRD Foundation are USD $84 thousand.

As of December 31, 2023, the Company has an outstanding balance of USD $170 thousand in respect of income receivable from the BIRD Foundation.

G.	The Company gave a bank guarantee of USD $170 thousand to ensure the fulfillment of its liabilities in respect of leasing the offices and the credit limit on the credit cards. Bank deposits in the same amount were pledged to secure the guarantee after the reporting date, and the bank guarantee was reduced to USD $133 thousand.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 18: – EQUITY

A.	Composition of the share capital

	December 31
	2023		2022
	Authorized	Issued and paid up	Authorized	Issued and paid up
	Number of shares
Ordinary shares, p.v. USD $0.03 per share (p.v. NIS 0.1 per share)	150,000,000	41,936,899	100,000,000	36,406,747

B.	Movement in share capital

Issued and paid-up capital:
	Number of shares	USD par value in thousands

Balance as of January 1, 2022	33,651,997	999
Exercise of equity options into shares	1,232,395	36
Issuance of share capital	1,522,355	46

Balance as of December 31, 2022	36,406,747	1,081

Issuance of share capital	5,530,152	157

Balance as of December 31, 2023	41,936,899	1,238

C.	The rights attached to shares

The ordinary shares give their owners the right to participate and vote in the Company’s general meeting, the right to participate in the Company’s profits in the event of the Company’s liquidation, and the right to receive a dividend, as declared.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: – EQUITY (CONT.)

D.	On February 19, 2020, the Company published a material private placement, according to which:

1.	645,706 non-marketable warrants (Series E1) each of which would be exercisable for one ordinary share with a p.v. NIS 0.1 of the Company for an exercise price of about NIS 3; the warrants would be exercisable until September 30, 2020 (hereinafter, the “Series E1 Warrant”).

The warrants’ value, USD $173 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	-
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.00

On September 30, 2020, 638,708 Series E1 warrants totaling USD $170 thousand expired.

2.	645,706 non-marketable Series E2 Warrants, each of which was exercisable into an ordinary share in the Company, USD$ 0.03 p.v., for an exercise price of USD $1.46, the warrants were exercisable until December 31, 2021 (hereinafter, the “Series E2 Warrant”).

The value of the warrants, USD $156 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	-
Expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.02

The issuance of Series E1 warrants and Series E2 warrants was approved by the Company’s Board of Directors on February 13, 2020, the issuance of the shares that would result from the exercise of the warrants was approved for listing by the TASE on March 12, 2020.

On August 31, 2021, 67,884 Series E2 warrants were exercised for USD $99 thousand (the exercise price).

On December 31, 2021, 577,882 Series E2 warrants, totaling USD $140 thousand, expired.

E.	On April 25, 2021, after receiving the approval of the Company’s Board of Directors on April 21, 2021, the Company completed an issuance in the amount of USD $6.85 million by way of a private placement led by Clover Wolf, Clover Alpha (hereinafter, “Clover”) and Alpha Capital Anstalt – European investment fund (hereinafter, “Alpha”), for USD $4.6 million and USD $2 million respectively, as well as a total of USD $0.22 million by 2 additional investors (hereinafter, the “Consideration”).

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: – EQUITY (CONT.)

Below are the main terms of the private placement:

7,861,752 ordinary shares, p.v. NIS 0.1 (USD $0.03) each, as well as 7,861,752 non-marketable warrants for the purchase of up to 7,861,752 ordinary shares, p.v. NIS 0.1 (USD $0.03 each, which will be issued in three series; 3,930,876 Series A warrants; 1,965,438 Series B1 warrants; and 1,965,438 Series B2 warrants, under the conditions detailed below:

The warrants terms

Each warrant of Series A would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the date of their issuance and until July 31, 2022, for an exercise price of NIS 3.5 (USD $1.08).

Each warrant of Series B1 would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the date of their issuance and until April 3, 2023, for an exercise price of NIS 4.4 (USD $1.35)

Each warrant of Series B2 would be exercisable for one ordinary share, p.v. NIS 0.1 (USD $0.03), starting from the occurrence of vesting event until April 30, 2023, against a cash payment of an exercise price of NIS 4.4 (USD $1.35);

A “vesting event” – the Company’s completion of a public financing process in an amount not less than NIS 10,000,000 (USD $3,113,000) (net of interested party investments in the Company, as applicable) during the period that begins after the completion of this issuance and ends on October 30, 2021 (see Note 18f).

The warrants’ value, USD $2,389 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Expected share price volatility (%)	74%-75%
Risk-free interest rate (%)	0.1%
Share price USD $0.03 (NIS 0.1 p.v.) (USD)	1.129-1.05

As of July 9, 2021, the receipt of the total Consideration according to the investment agreements was completed, at USD $6,859 thousand, and after deducting the issuance expenses, USD $346 thousand, the Company received a total of USD $6,513 thousand.

On April 30, 2023, 3,930,876 non-marketable equity-based Series F warrants (B1 and B2) expired.

F.	On October 21, 2021, the Company’s Board of Directors gave its approval, after receiving the approval of the audit committee, for a private investment in the Company in the aggregate amount of USD $2.94 million (NIS 9.45 million) by way of a private placement and the exercise of non-marketable warrants (Series A). In accordance with the investment agreement, the 5 investors who had participated in the April 25, 2021, private placement led by Clover and Alpha Fund would exercise the Series A warrants they hold through an early exercise. In exchange for the fact that the investors would immediately exercise the Series A Warrants, in a total amount of USD $2.94, whose expiration date is July 31, 2022, and accordingly would inject an investment into the Company that totals USD $2.94 million, in return, they would be issued 2,158,783 Series C warrants, with an exercise price per warrant of USD $2 (NIS 7) until December 31, 2023.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: – EQUITY (CONT.)

Until December 31, 2021, 1,466,087 non-marketable Series A warrants were exercised, for which the Company received a total of USD $1,600 thousand. The fair value of the warrants, USD $604 thousand, was credited to share premium.

On January 10, 2022, the investment mentioned above was completed as part of the warrant exchange transaction, and the Company received the consideration USD $1,340 thousand, and thus the receipt of the total consideration according to the investment agreements was completed, totaling USD $2,940 thousand (USD $2,792 thousand, net).

G.	On October 21, 2021, the Company’s Board of Directors, following the audit committee’s approval, approved the Company’s entry into an investment agreement with Prof. Revel and Mr. Rogeri, who are interested parties in the Company (hereinafter, the “Investment Agreements” and the “Interested Parties”). In the Investment Agreements, it was determined that in exchange for a total of USD $2.1 million (Prof. Revel – USD $1.1 million; Mr. Rogeri – USD $1 million), the Company would issue to them, in accordance with their investment ratio, 1,550,478 ordinary shares in the Company, p.v USD $0.03 (p.v. NIS 0.1), so that Prof. Revel would be issued 804,383 ordinary shares of the Company, p.v. USD $0.03 (p.v. NIS 0.1), and Mr. Rogeri would be issued 746,095 ordinary shares of the Company, USD $0.03 (p.v. NIS 0.1), and that in exchange for USD $1.5 million, the Company will repay loans that had been received from an interested party before, whose repayment date has passed. Prof. Revel would be repaid USD $0.1 million by the Company, Mr. Rogeri would be repaid USD $0.4 million, and the remaining amount, USD $0.6 million, was received in cash from Mr. Rogeri.

On December 7, 2021, the general meeting of shareholders authorized the Investment Agreements.

On December 23, 2021, the full consideration was received and the transaction was completed.

H.	On November 23, 2021, the Board of Directors approved the entry into a private placement agreement in the amount of USD $3.2 million with Ilex Medical Ltd (hereinafter, the “Placement,” the “Investment Amount,” and the “Investor”). The agreement with the Investor was signed on November 24, 2021.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18: – EQUITY (CONT.)

As part of the Placement, the Investor would be issued 2,345,216 ordinary shares. In addition, the Investor would be issued 1,407,130 non-marketable warrants eligible for conversion into 1,407,130 marketable shares without consideration. The offered warrants would be issued in two series. The warrants’ exercise prices are USD $2.3 and USD $2.7. The warrants would be exercisable from the date of their issuance until December 31, 2023, and December 31, 2024, respectively. The full consideration was received on December 28, 2021, and the Company issued shares and warrants in accordance with the Placement Agreement. As of December 31, 2023, 703,565 warrants have not yet been exercised.

I.	On December 12, 2022, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 ordinary shares, p.v. USD $0.3 per share (p.v. NIS 0.1 per share), and the capital increase, respectively, so that after the capital increase, the authorized share capital of the Company will be USD $2.9 million, divided into 100,000,000 ordinary shares.

On December 12, 2022, the Company published a shelf offering by way of rights. The shares are offered by way of rights to the Company’s shareholders, in such a way that each shareholder who holds 100 ordinary shares, p.v. USD $0.03 each (p.v. NIS 0.1 each), of the Company would be entitled to purchase 1 rights unit. 1 rights unit consists of 32 ordinary shares of the Company, p.v. USD $0.03 each (p.v. NIS 0.1 each), and the total price of each rights unit is USD $10; the total number of rights units offered is up to 14,623,392 rights units.

Until December 31, 2022, the Company received notices for 47,574 rights (in exchange for which 1,522,335 shares were issued as of the reporting date) for a total of USD $475 thousand.

By the end of the financing round on January 9, 2023, the Company received notices for 390,220 rights to purchase 7,507,052 ordinary shares of the Company. The gross immediate consideration received by the Company for the rights issued according to the shelf offering totaled USD $2,204 thousand (the issuance expenses totaled USD $52 thousand).

On January 1, 2023, 2,175,800 Series 6 warrants expired.

J.	During the year 2023, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 ordinary shares, p.v. USD $0.03 per share (p.v. NIS 0.1 per share), of the Company, and the capital increase, respectively, so that the authorized share capital of the Company after the capital increase would be USD $4.4 million, divided into 150,000,000 ordinary shares.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: – SHARE-BASED PAYMENT

A.	Expense that was recognized in the financial statements

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Total expense arising from share-based payment transactions	149	235	91

B.	Share-based payment plan

On February 1, 2011, the Company adopted an option plan for employees, directors, and consultants. For the purpose of the plan, the Company reserved a pool of 750,000 ordinary shares. On January 25, 2021, the Company’s Board of Directors resolved to extend the plan by another 5 years so that the plan will expire on January 31, 2026. On March 25, 2021, the Board of Directors decided to reserve a pool of 1,700,000 ordinary shares for the plan. The options are exercisable for up to 10 years from the grant date or until the expiration date as defined in the plan, whichever comes first. The value of the options for the Company’s employees and directors was then determined according to the binomial model, and the value of the options for consultants and underwriters is determined according to the Black-Scholes model.

On March 28, 2022, the Company’s Board of Directors adopted a new global options plan as part of the decision to evaluate the listing of the Company’s shares on the Nasdaq Capital Market. The new plan is intended for the Company’s employees, consultants, service providers, and officers (including directors) (hereinafter, the “New Options Plan” or the “New Plan”). The New Plan allows non-marketable options (hereinafter, the “Options”) that can be exercised for the Company’s shares to be granted at different exercise prices, as well as restricted share units. The New Plan entered into force on the day of its adoption by the Board of Directors and subject to the required submission to the tax authorities, in accordance with the law. The New Plan will expire at the end of 10 years from the aforementioned date.

C.	On March 10, 2021, the general meeting of the shareholders approved the grant of Options to the Company’s new CEO as part of his employment agreement, as well as to the current chairman of the Company’s Board of Directors as part of the engagement agreement, according to which 500,000 options were granted to the Company’s CEO, each of which is exercisable into one ordinary share, p.v. USD $0.03. The exercise price of the Options will be as follows: 300,000 options at an exercise price of USD $0.7, 150,000 options at an exercise price of USD $1 (NIS 3), and 50,000 options at an exercise price of USD $1.7 (NIS 5). The vesting period of the Options is 3 years, wherein one-third of the Options are to mature after 1 year and the remaining Options are to mature linearly over 8 quarters. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options will be exercisable for a period of 5 years from their grant date.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: – SHARE-BASED PAYMENT (CONT.)

The Options’ value, USD $62 thousand, was determined according to the Black-Scholes model based on the following assumptions:

100,000 options were granted to the chairman of the Board of Directors, each of which is exercisable into one ordinary share, p.v USD $0.03 (p.v. NIS 0.1), for an exercise price of USD $0.81 (NIS 2.68). The vesting period of the Options is 1 year from their grant date. The Options will be exercisable for a period of 5 years from their grant date. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options’ value, USD $30 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	-
Expected share price volatility (%)	72%
Risk-free interest rate (%)	0.3%
Share price USD $0.03 p.v (NIS 0.1 p.v.) (USD)	1.1

D.	On June 12, 2022, the shareholders’ meeting approved the grant of non-marketable options that can be exercised into ordinary shares, p.v. USD $0.03 each, in a 1:1 ratio as follows: 708,000 options for the CEO, and approximately 625,000 options for the chairman of the board.

The Options will vest over a period of 36 months in equal quarterly installments at an exercise price of USD $0.7. The vesting of the Options shall accelerate in certain cases, such as the sale of the Company, the Company’s listing on the Nasdaq Capital Market, or raising over USD $10 million in equity. The Options’ exercise period is 10 years.

The Options’ value, USD $381 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	-
Expected share price volatility (%)	65%
Risk-free interest rate (%)	3.1%
Share price USD $0.03 p.v (NIS 0.1 p.v.) (USD)	0.475

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19: – SHARE-BASED PAYMENT (CONT.)

E.	Movement throughout the year

Below is a table that that specifies the changes in the amount of stock options and the weighted average of their exercise price:

	2023		2022
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		USD		USD

Share options outstanding at the beginning of year	2,481,000	1.38	1,235,500	2.6

Share options granted during the year	-	-	1,333,000	0.71

Share options that expired during the year	(252,892)	4.07	(72,500)	3.19

Share options forfeited during the year	-	-	(15,000)	0.73

Share options outstanding at end of the year	2,228,108	1.08	2,481,000	1.45
Share options exercisable at the end of the year	2,186,437	1.09	1,151,638	229

The weighted average of the remaining contractual life of the share options as of December 31, 2023, is 4 years (as of December 31, 2022, 2.25 years). The share options’ exercise price range as of December 31, 2023, is USD $0.64-4.14 (as of December 31, 2022 – USD $0.64-4.14).

NOTE 20: – ADDITIONAL DETAILS ON THE STATEMENT OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS

A.	Research and development expenses, net

	Year ended on December 31,
	2023	2022	2021
	USD in thousands

Wages, salaries and related expenses	1,250	2,513	2,683
Share-based payment	-	(3)	14
Materials	75	766	964
Office leasing and maintenance	72	240	310
Consultants and subcontractors	126	1,514	887
Patent registration	52	84	86
Depreciation and amortization	525	481	485
Vehicles	-	1	6
Travel abroad expenses	16	23	-
Less - Participation of Chief Scientist and others	(508)	(1,129)	(134)
	1,608	4,490	5,301

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 20: – Additional details on the statement of profit or loss items and other comprehensive income items (CONT.)

B.	Marketing expenses

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Wages, salaries and related expenses	56	175	10
Advertising and public relations	25	89	139
	81	264	149

C.	General and administrative expenses

	Year ended on December 31,
	2023	2022	2021
	USD in thousands
Wages, salaries and related expenses	416	679	861
Professional services and consultants	269	362	408
Legal fees	177	176	188
Office leasing and maintenance	22	42	77
Share-based payment:
employees, consultants, and directors	130	245	87
Directors’ fees	167	197	309
Vehicles expenses	8	13	23
Depreciation and amortization	95	96	87
Other general and administrative expenses	19	(10)	34
	1,303	1,800	2,074

D.	Financing expenses, net

	Year that ended on December 31,
	2023	2022	2021
	USD thousand

Financing income

Exchange rate differences	-	8	-
Other financing income	36	14	-	*)

	36	22	-	*)
Financing expenses

Exchange rate differences	8	-	2
Financing expenses in respect of lease	82	73	122
Financing expenses in respect of short-term credit and bank fees	24	8	21
Revaluation of loans from an interested party	239	201	604

	353	282	749

Financing expenses, net	317	261	749

*)	Less than USD $1 thousand

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 21: – Loss per share

	Year that ended on December 31
	2023		2022		2021
	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders
	In thousands	USD in thousand	In thousands	USD in thousand	In thousands	USD in thousand

Number of shares and total loss	41,936	3,355	34,873	6,765	23,691	8,136
Adjustment for bonus shares and rights issue	488	-	403	-	274	-
For the purpose of calculating basic and diluted loss	42,424	3,255	35,276	6,765	23,965	8,136

The loss per share for December 31, 2022, and 2021, was restated following the issuance of the aforementioned rights, in respect of the benefit component.

Note 22: – BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES

A.	Balances with interested and related parties:

December 31, 2023:

	Interested parties	Key management personnel
	USD in thousands

Loans from an interested party	852	-
Accounts payable	-	200
Convertible loan	230	-
Liability in respect of conversion component and options	1,002	-
Total	2,084	200

As of December 31, 2022

	Interested parties	Key management personnel
	USD in thousands

Loans from an interested party	893	-
Accounts payable	-	190
Total	893	190

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 22: – BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

B.	Transactions with interested and related parties:

Year ended December 31, 2023

	Key management personnel	Interested party
	USD in thousands

Research and development expenses	298	130	*)
General and administrative expenses	760	-
Financing expenses	-	239

	1,058	369

*)	Including USD $130 thousand in theoretical wages to an interested party.

Year ended December 31, 2022

	Key management personnel	Interested party
	USD thousand

Research and development expenses	417	143	*)
General & administrative expenses	1,247	9
Financing expenses	-	200

	1,664	352

*)	Including USD $143 thousand in theoretical wages to an interested party.

Year ended December 31, 2021

	Key management personnel	Interested party
	USD thousand

Research and development expenses	409	149	*)
General & administrative expenses	1,045	-
Financing expenses	-	208

	1,454	357

*)	Including USD $149 thousand in theoretical wages to an interested party.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 22: – BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

C.	Compensation and benefits to related parties and interested parties

1.	Compensation and benefits for key management personnel and interested parties (including directors) employed by the Company:

	Year ended December 31,
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands

Short-term employee benefits	4	752	6	1,234	5	1,219	*)
Share-based payment	1	75	3	149	4	101
		827		1,383		1,320

*)	Including USD $149 thousand in theoretical wages to an interested party.

2.	Compensation and benefits for key management personnel and interested parties (including directors) who are not employed by the Company:

	Year that ended December 31,
	2023		2022		2021
		Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD thousands

Short-term benefits	9	176	11	219	6	252
Share-based payment	1	55	1	202	1	30
		231		421		282

3.	The Company’s chief scientist, who is also an interested party in the Company, provides services to the Company without consideration (see section b above).

4.	Regarding the issuance of shares and options to related parties and interested parties, see Notes 18 and 19.

5.	Regarding loans from interested parties, see Note 9.

6.	Regarding the loan that includes a share conversion component and an options component, see Note 15.

7.	On December 12, 2022, Prof. Revel and Mr. Rogeri informed the Company that their voting agreement was void. In accordance with discussions held at the Board of Directors meeting on March 27, 2023, the Company does not consider Prof. Revel as its controlling shareholder as of this date, and accordingly, from that date on, the Company does not have a controlling shareholder.

8.	Agreement with the active chairman of the Board and Company President

On December 23, 2020, Mr. Ronen Twito (hereinafter, “Mr. Twito”) was appointed by the Board of Directors to serve as co-Chairman of the Board until the end of the former chairwoman’s term, which was due to end by May 31, 2021, as of the agreement’s termination. As of June 1, 2021, Mr. Twito serves as the sole active Chairman of the Company’s Board of Directors. The Company’s Compensation Committee and Board of Directors evaluated the conditions of Mr. Twito’s employment and determined that the employment conditions align with the proposed compensation policy.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22: – BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (CONT.)

C.	Benefits to related parties and interested parties (cont.)

Below are the main conditions:

1.	Monthly remuneration – NIS 33,000 (USD $10,200) per month plus vat (until May 31, 2021, the monthly remuneration was NIS 30,000 plus vat (USD $8,700).

2.	An annual grant of up to the equivalent remuneration for three months of employment, subject to meeting measurable goals that will be determined in advance.

3.	Reimbursement of business expenses in accordance with Company policy and as is the custom for the active chairman.

4.	A 90-day period for an advance notice of termination of employment.

5.	Equity compensation – for details regarding the awards to the chairman of the Board of Directors (see Note 19).

On August 16, 2021, the shareholders’ meeting approved the terms of Mr. Twito’s employment for the period from June 1, 2021, onwards.

On March 21, 2024, the general meeting of the Company’s shareholders approved the entry into an updated service agreement with Mr. Twito, effective from February 4, 2024, under which, in addition to his services of active chairman of the board, Mr. Twito will serve as President of the Company. The terms of employment are as follows:

scope of employment - 70%. If the Company’s shares are traded in the US on the Nasdaq Capital Market and/or the Company merges with a Nasdaq listed Company, the scope of employment will automatically increase (without requiring additional approvals) to 100%, and the consideration will be revised accordingly.

1.	A monthly salary of NIS 50,000, (USD $13,800) starting from the date of approval by the Company’s Board of Directors, i.e., February 4, 2024. To the extent that the employment scope will be updated, as detailed in section 1 above, the consideration will be updated automatically with no need for additional approvals, to a total of NIS 71,450 (USD $19,720).

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 22: – BALANCES AND TRANSACTIONS WITH INTERESTED AND RELATED PARTIES (Cont.)

C.	Benefits to related parties and interested parties (cont.)

2.	Annual grants – up to 6 monthly salaries per year, as detailed below: (1) up to 3 monthly salaries, based on measurable goals to be determined in advance by the compensation committee and the Company’s Board of Directors, in accordance with the Company’s remuneration policy; (2) up to 3 monthly salaries, subject to the discretion of the Compensation Committee and the Company’s Board of Directors.

3.	Advance notice of termination of employment – a 6 months period for an advance notice .

4.	Reimbursement of car expenses – NIS 3,500 (USD $1,000) per month (grossed up).

5.	Reimbursement of business expenses – as is the custom for a senior officer and chairman of the Board of Directors, including a telephone, a computer, travel expenses (in Israel or abroad), and subject to presenting receipts, as required.

6.	Indemnity, exemption, and insurance – the Company will grant Mr. Twito an exemption and indemnity, as is the custom in the Company from time to time, and will also include Mr. Twito in the Company’s Directors and Officers Liability Insurance Policy, as applicable from time to time.

7.	Equity-based compensation – for details regarding grants after the reporting date (see Note 23).

9.	Employment agreement with the CEO of the Company

On February 1, 2021, Mr. Assaf Shiloni (hereinafter, “Mr. Shiloni”) began serving as CEO of the Company, and the Compensation Committee and the Company’s Board of Directors evaluated the terms of Mr. Shiloni’s employment, and determined that the terms of employment are consistent with the proposed compensation policy. The agreement will enter into force when Mr. Shiloni takes office, for an unlimited period.

Below are the main conditions:

1.	Salary – a gross monthly salary of NIS 55,000 (USD $15,180).

2.	The standard fringe benefits for the Company’s CEO, in accordance with the Company’s policy.

3.	Reimbursement of necessary and customary business expenses, in accordance with Company policy from time to time.

4.	A Company car with a value of up to NIS 200,000 (USD $55,200), including full participation in car expenses and including a tax gross-up.

5.	Annual bonus – Mr. Shiloni will be entitled to an annual bonus equal to a maximum of six months of salary, subject to meeting measurable goals or discretionary goals that will be determined by the Company’s authorized bodies at their discretion (the Compensation Committee and Board of Directors), and also subject to the provisions of the Company’s compensation policy.

6.	Equity-based compensation – for details regarding grants to the CEO (see Note 19); regarding grants after the reporting date (see Note 23).

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date

A.	On February 14, 2024, the Company entered into a non-binding memorandum of understanding (hereinafter, the “Memorandum of Understanding”) for a merger with IMC, whose shares are traded in the US on the Nasdaq Capital Market, and in Canada on the Canadian Securities Exchange (“CNSX”) (hereinafter, the “Merger Company”). IMC is incorporated under Canadian law.

Main terms of the merger

In accordance with the Memorandum of Understanding, a reverse three-way merger (hereinafter, the “Merger”) will be carried out between the Company, IMC, and a private subsidiary that will be established and incorporated under Israeli law for the purpose of the Merger by IMC and will be wholly owned by IMC (hereinafter, the “Target Company”), in such a way that immediately after the completion of the Merger, the Company shareholders, as applicable shortly before the Merger is complete, will hold 88% of the issued and paid-up share capital of IMC on a fully diluted basis (hereinafter, the “Allocated Shares”), and the shareholders of IMC, as applicable shortly before the Merger is complete, will hold 12% of the issued and paid-up share capital of the Merger Company, on a fully diluted basis (hereinafter, the “Holding Ratio”), as detailed below.

In accordance with the transaction structure, the Target Company will merge with and into the Company (as the absorbing Company in the Merger), and will cease to exist, while the Company, as the absorbing Company, will become a private Company fully owned by IMC. The Company’s shares will be delisted from the TASE.

As part of the Merger, IMC’s operations will be reorganized for the purpose of its sale (as soon as possible and no later than 12 months after the completion of the transaction), and the shareholders of IMC, as applicable before the Merger transaction is completed, will be entitled to receive a consideration for IMC’s operations, as Noted above, after its sale or commercialization, in a contingent value rights arrangement (hereinafter, “CVR”).

To clarify, under the CVR arrangement, the Merger Company’s current activity will be conducted separately from the business operations of the Merger Company post-Merger (i.e., the Company’s activities), and neither the Merger Company nor the management of the Merger Company will have any involvement in the current operations of the Merger Company as mentioned.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date (conT.)

In addition, prior to the Merger completion date, the current shareholders of IMC will be allocated options to buy shares at a rate of 2% of IMC’s issued and paid-up capital, post-Merger (fully diluted), which will dilute both parties’ Holding Ratio, at an exercise price that equals the weighted average of the IMC share in the 10 trading days ending 2 trading days before the Merger transaction is completed. The exercise period of the options will be for 24 months. The parties will be entitled to agree on a similar capital structure in terms of economic value which will be awarded to IMC’s shareholders in the context of the Merger agreement.

According to the terms of the Memorandum of Understanding, the Company will provide the subsidiary of the Merger Company with a secured loan of up to USD $650 thousand, subject to signing a binding loan agreement between the parties, which will be signed shortly after a memorandum of understanding is signed. The loan will be used for the purpose of restructuring, to sell the current operations of the Merger Company, in accordance with its requirements and needs and under the conditions detailed below:

The main conditions precedent for signing a binding merger agreement

A.	Due diligence – performing mutual due diligence to the complete satisfaction of both parties.

B.	Obtaining approvals– obtaining the relevant approvals from each party’s respective bodies, with the exception of general meeting approvals which are a condition for completing the transaction.

C.	Support of the parties’ shareholders – signing support agreements by the material shareholders of the Company and the Merger Company, to commit to support the merger agreement.

The main conditions precedent for the completion of the merger agreement

A.	Obtaining approvals from third parties – obtaining all required approvals from third parties in order to complete the Merger;

B.	Obtaining approvals– obtaining the relevant approvals from each party’s respective bodies;

C.	Compliance with representations and warranties – compliance with the parties’ representations and warranties under the merger agreement at the time of completion;

D.	Cash balances at the time of completion – the cash balance of the Company at the time of completion, including funds that will be raised simultaneously with the completion of the transaction from existing shareholders and other investors, will not be less than a total of USD $5 million (hereinafter, the “Required Cash Balance”); the amount of the loan that will be disbursed in favor of the subsidiary will be offset against the Required Cash Balance.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23: – EVENTS AFTER THE REPORTING DATE (CONT.)

E.	A valid registration document – at the time of completion, there will be a valid registration document for the purpose of listing the shares that will be allocated to the Company’s shareholders as part of the Merger;

F.	A run-off insurance policy – at the time of completion, the Merger Company will enter into a run-off insurance policy to cover its directors’ and officers’ liability, and the Company shall participate in that policy’s cost at an amount not exceeding USD $360 thousand. As part of the Memorandum of Understanding, mutual exclusivity conditions were stipulated for 45 days from the date of signing the amendment to the Memorandum of Understanding and the signing of the loan agreement. By March 27, 2023, the Company transferred a total of USD $300 thousand to IMC as part of the aforementioned loan agreement.

B.	Providing a loan to the IMC subsidiary

In accordance with the Memorandum of Understanding that the Company has signed with IMC, as stated in Section A above, on February 28, 2024, a loan agreement was signed between the Company and the subsidiary of IMC (hereinafter, the “Loan Agreement”), whose main terms are as follows:

Loan amount:

A.	A total of up to USD $300,000 would be provided within 5 days from the date of signing the Loan Agreement; the aforementioned amount was transferred to IMC on March 4, 2024.

B.	A total of up to USD $350,000, to be provided at the time of signing a binding merger agreement between the parties.

Interest on the loan: The loan will bear interest at a rate of 9% per year.

Loan repayment date: within 12 months from the date of making the relevant payment.

Collateral and personal guarantees:

The loan will be secured by pledges and a personal guarantee by Mr. Oren Shuster (who, to the best of the Company’s knowledge, is a material shareholder of IMC), under contractual negative pledge, which will apply, among other things, to 10% of the funds and yields arising from the CVR rights, and with a first-ranking fixed lien on the assets of one of IMC’s subsidiaries.

The purpose of the loan is to allow IMC to organize its current operations and prepare for the sale under the CVR.

In addition, within the Loan Agreement, Causes for Immediate Repayment of the loan were determined, as is the custom in agreements of this type.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date (cont.)

C.	Termination of Negotiations with IMC

On May 27, 2024, the negotiations between the parties for the signing of a final agreement were terminated, inter alia, due to regulatory changes in IMC’s field of activity in the US and

German markets, which are not related to the Company. Pursuant to the separation agreement signed between the parties on the same date, the loan provided by the Company to an IMC subsidiary under the aforementioned Memorandum of Understanding in the amount of USD $300,000 will be repaid to the Company, including interest at an annual rate of 9% for the period outstanding, in 3 equal installments, the last of which will be transferred to the Company no later than July 31, 2024, including the accrued interest. As of the date of this report, the Company has collected all payments in accordance with the separation agreement.

D.	On March 21, 2024, the shareholders’ meeting authorized the following:

1.	The revocation of the par value of the Company’s shares, NIS 15,000,000 (USD $4.16 million) as of the authorization date, which are divided into 150,000,000 ordinary shares (NIS 0.1 each), in such a way that each ordinary share in the Company’s issued and paid-up capital is to be converted into a share without par value, and to approve the consolidation of the Company’s capital at a ratio of 10:1, in such a way that every 10 ordinary shares on the effective date will be consolidated into 1 ordinary share.

2.	Approval of a remuneration policy regarding the terms of office and employment of the Company’s officers.

3.	Approval of the entry into an agreement with Mr. Twito, to provide services as the Company’s President and acting Chairman of the Board of Directors (see Note 22C).

4.	Approval of the equity-based remuneration to be granted to Mr. Shiloni, the Company’s CEO, 1,395,576 restricted share units (RSUS), which will vest into up to 1,395,576 ordinary shares (approximately 139,558 RSUS after the capital consolidation); the RSUS will vest into shares in 36 equal monthly installments, over a total period of 3 years, which will begin on the date of approval of the grant by the Board of Directors.

The share units will vest immediately, in whole or in part, in the following cases: immediate vesting of 20% of the RSUS that have not yet vested upon an equity financing event (including by way of equity financing as a result of exercised warrants) totaling USD $10 million or more, starting from the date of board approval; immediate vesting of 30% of the RSUS that have not yet vested in the event that the Company’s shares are listed in the US and/or in the event that the Company merges with a NASDAQ listed company; immediate vesting of all RSUS that have not yet been vested in the event of a change of control.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date (cont.)

5.	Approval of the equity-based remuneration to be granted to Mr. Twito, the Chairman of the

Company’s Board of Directors, 2,093,363 RSUS, which will vest into up to 2,093,363 ordinary shares (209,337 RSUS after the capital consolidation). The RSUS will vest into shares in 36 equal monthly installments, over a total period of 3 years, which will begin on the date of approval of the grant by the Board of Directors. The RSUS will vest immediately, in whole or in part, in the following cases: immediate vesting of 25% of the RSUS that have not yet vested upon an equity financing event (including by way of equity financing as a result of exercised warrants) totaling USD $10 million or more, starting from the date of board approval; immediate vesting of 60% of the RSUS that have not yet vested in the event that the Company’s shares are listed in the US and/or in the event that the Company merges with a NASDAQ listed company (or any other composition in the us); immediate vesting of all RSUS that have not yet been vested in the event of a change of control.

E.	Further to Note 15 regarding the receipt of the convertible loan from interested parties, on March 21, 2024, the Company received a total of NIS 0.93 million (USD $250 thousand) more from Mr. Rogeri. Moreover, Alpha Fund approved the transfer of NIS 0.75 million (USD $200 thousand) to the company, but, as of the financial statements’ date, the Company has not yet received it.

F.	Grant from the Israel Innovation Authority

On August 5, 2024, the Company received a grant of approximately NIS 868 thousand (USD $228 thousand) from the IIA for the “From Development to Production” program. The Company records the expected grant as a receivable based on management’s estimate.

G.	Agreement with Pluri Inc.

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (NASDAQ: PLUR) (hereinafter, “Pluri”), for the clinical manufacturing (outsourcing) of the Company’s products (hereinafter, the “Agreement”) at Pluri’s manufacturing facility, in accordance with the Company’s strategic plan. The Agreement for the manufacturing of the Company’s products constitutes a milestone in the development of the AstroRx® product, as part of the Company’s preparation for a multi-center phase IIA clinical trial, as well as in the development of the IsletRx product in support of the submission of the pre-IND together with iTolerance for the continuation of the development processes of the new treatment in the field of diabetes as part of the aforementioned collaboration and in preparation for the submission of an IND application in the future. Pursuant to the Agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the purpose of manufacturing the Company’s products by Pluri, with the first phase lasting up to 12 months, in consideration for a total of approximately USD $70 thousand, which will be paid in cash and/or by the issuance of the Company’s securities, as agreed by the parties.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date (cont.)

H.

Following the disclosures in Note 15, as of April 4, 2024 (the “Completion Date”), investors contributed an additional approximately USD $450 thousand (approximately NIS 1,692 thousand). In accordance with the measurement requirements for embedded derivatives as set out in IFRS 9, the embedded derivative must be separated from the host contract by measuring the fair value of the embedded derivative and allocating the remaining consideration to the host contract. The embedded derivative component shall be measured at fair value each reporting period, and changes shall be recognized in profit or loss (hereinafter, “Fair Value Through Profit or Loss”). Consequently, at the initial recognition of the convertible loan, the Company measured the fair value of the conversion option and allocated the remaining consideration received for the total convertible loan to the loan component itself, which constitutes the host contract as stated above.

This component shall be measured in subsequent periods at amortized cost (using the effective interest method).

As part of a valuation performed by an independent external valuer as of the Completion Date, the total consideration received by the Company in 2024 amounting to approximately USD $450 thousand (NIS 1,692 thousand) was initially allocated to the conversion component and a financial derivative for the conversion mechanism, which constitutes a financial liability measured initially and in subsequent reporting periods at Fair Value Through Profit or Loss, in accordance with the provisions of IFRS 9, “Financial Instruments”. The remaining amount was allocated to the debt component, which shall be presented at amortized cost at a discount rate of 309%. For the six-month period ended June 30, 2024, finance costs (interest and foreign exchange differences) of USD $441 thousand (NIS 1,629 thousand) were recognized for the loan.

I.	Board Approval of Mr. Ronen Twito Dual Role as CEO and Executive Chairman

On October 22, 2024, the Board decided that Mr. Twito would be appointed as the Company’s CEO, replacing Mr. Asaf Shiloni who completed his term as CEO on the same day. Mr. Twito will serve as both the CEO and Executive Chairman, in accordance with Section 121(c) of the Companies Law 1999, pending shareholder approval.

The Board supports this decision with the fact that Mr. Twito brings over two decades of executive leadership experience in the biotech and high-tech sectors, with an impressive track record of driving corporate growth and shareholder value across NASDAQ and TASE listed companies.

KADIMASTEM LTD.

NOTES TO FINANCIAL STATEMENTS

Note 23: – Events after the reporting date (cont.)

J.	Merger Agreement with NLS

On July 28, 2024, the Company entered into a binding letter of intent for a merger transaction by way of a share exchange with NLS, whose shares are traded on the Nasdaq Capital Market under the symbol “NLSP” and which develops innovative treatments for rare and complex central nervous system disorders, whereby, subject to the signing of a final merger agreement and the fulfillment of certain conditions precedent at the time of completion of the merger transaction, the existing shareholders of the Company will hold 85% of the share capital of NLS (hereinafter, “Memorandum of Understanding” and “Merger Transaction”, respectively) and the shares of the merged company as aforesaid will be traded on the Nasdaq Capital Market. Shareholders holding more than 40% of the voting rights in each of the companies have signed support agreements to vote in favor of the Merger Transaction at a meeting to be convened to approve the Merger Transaction. The agreement sets forth a number of conditions precedent related, inter alia, to actions that NLS is required to take prior to the completion of the Merger Transaction, including in relation to the arrangement of the continued tradability of its shares on the Nasdaq Capital Market and its compliance with the threshold conditions required therefor (which are expected to be examined by Nasdaq as part of the hearing scheduled for it during the month of October 2024). The Company estimates that the parties will sign a final merger agreement within the next two months, and that the Merger Transaction will be completed by the end of 2024 and at the latest in the first quarter of 2025, all subject to obtaining all necessary approvals.

The Merger Transaction is subject to the signing of a final and binding merger agreement between the parties and the completion of the Merger Transaction is subject to the fulfillment of the conditions precedent as detailed above and may be subject to additional conditions precedent as may be determined by the parties in the final merger agreement.

In October 2024, NLS reported on developments related to its merger with the Company, including receiving Nasdaq’s approval to maintain the listing of NLS’s shares on the exchange and purchasing USD $4 million of NLS obligations from third parties to meet the merger conditions.

On October 28, 2024, NLS announced that it had received final approval from Nasdaq confirming that it meets the requirements to continue trading. This is a significant condition for completing the merger. Note that as of that date not all conditions have been met.

On November 4, 2024, NLS and the Company announced that they have entered into a definitive merger agreement (hereinafter, the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and the Company’s allogenic cell therapy program with its clinical assets. Following the closing of the transactions contemplated by the Merger Agreement (hereinafter, the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (hereinafter, the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common stock to the Company’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to the Company’s stakeholders and 15% to NLS stakeholders, in exchange for 100% of the Company’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and the Company and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to the Company stakeholders and 20% to NLS stakeholders. The boards of directors of each of the Company and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and the Company’s shareholders, as well as other customary closing conditions, including Nasdaq approval.